Response Biomedical Broadening RAMP Infectious Disease Portfolio
With High Sensitivity Rapid Flu A Test

Vancouver, British Columbia, Oct 24, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), today announced that it has initiated commercialization of a new high sensitivity rapid RAMP test for detecting influenza A (Flu A), a highly contagious disease caused by the influenza virus that attacks the respiratory tract in humans. Initial results suggest the RAMP Flu A Test is capable of producing highly sensitive and reliable information that is unprecedented in commercially available rapid immunoassays.

Due to insufficient sensitivity, the World Health Organization recommends against the use of currently available rapid Flu tests for detecting Avian or Bird Flu, a strain of Flu A, resulting in a large unmet medical need. Given the positive initial results of the RAMP Flu A Test and the validated superior performance of the RAMP System, numerous leading international public health authorities are now expressing interest in evaluating the RAMP Flu A Test for the detection of Avian Flu.

The Company anticipates that it’s RAMP System will establish a new performance standard in rapid Flu A testing worldwide, replicating its leadership position in high priority markets including Biodefense and West Nile Virus Detection. In addition to the RAMP Cardiac Tests for the detection of heart attacks, Response Biomedical’s products include:

  the only certified rapid anthrax test in the US pursuant to a Department of Homeland Security/AOAC study, and the premier rapid test for detecting West Nile Virus in mosquitoes and birds validated by a US CDC study as 100 times more sensitive than the competitive rapid test.

“With a proven core competency in rapid new product development, the Company is expediting the development of the RAMP Flu A Test,” said Bill Radvak, President and CEO. “Improved rapid screening capability will enable early identification, containment and effective treatment of patients.”

“Given the current epidemic of avian flu among bird populations and broad recognition that more sensitive rapid screening tools are required in both human and bird applications, we’ve received keen interest from leading international health authorities in further validating our RAMP Platform. As a result, we are pursuing multiple collaborations with leading health care organizations, potential distributors, and development partners aimed at reducing healthcare costs and improving patient outcomes,” adds Radvak.

The Company’s core strengths are evidenced by the RAMP environmental West Nile Virus Test, developed in several months and independently validated by the US CDC as 100 times more sensitive than any other rapid test. Similarly, the RAMP Anthrax Test for biological detection underwent rigorous evaluation funded by the US Department of Homeland Security and is the only lab tested and approved rapid anthrax test by AOAC INTERNATIONAL. Further, published clinical trial data of the Company’s US FDA-cleared cardiac marker tests to aid in the early detection of heart attacks also show strong correlation to the Dade Dimension lab-based analyzer and significant performance advantages over the established point-of-care market leader.

About Influenza (Flu)
Human influenza is a common respiratory disease that spreads easily and rapidly from person to person. Every year, 5% to 20% of the US population suffers from influenza. Approximately 36,000 of those people die, and over 200,000 are admitted to hospitals. During an average flu season, influenza and related-complications are the 7th leading cause of death in the United States. According to the US CDC, the economic impact of an influenza pandemic in the US is estimated to be US$71.3 to $166.5 billion, excluding disruptions to commerce and society. During the influenza epidemics every year, the WHO estimates half a million people die worldwide. In 2001, only 250 million vaccine doses were used globally, whereas the people at greatest risk of dying from influenza, those aged over 65, already number more than 380 million.

Avian Flu is a strain of influenza A that can spread easily and quickly among birds. Birds spread avian flu virus to one another through secretions and droppings. There is broad consensus among leading public health experts internationally that it is inevitable that Avian Flu will be fully transmitted to the human species. WHO Director General, Dr. Lee Jong-Wook, recently described avian flu as “the most serious known health threat the world is facing today.” For more information on Flu A and Avian Flu, please visit the US CDC and WHO websites.

For specific information on WHO guidelines for Flu A diagnostic testing, please review http://www.who.int/csr/disease/avian_influenza/guidelines/RapidTestInfluenza_web.pdf

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Response Biomedical has relationships with 3M Health Care, Roche Diagnostics, General Dynamics and Japanese pharmaceutical company, Shionogi & Co. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6010 ext. 6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com